U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Vivendi Universal S.A.
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   (Last)                            (First)              (Middle)

        42, avenue de Friedland
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                                    (Street)
        75380 Paris, Cedex 08, France

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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

        06/10/99
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

        Not Applicable (foreign entity)
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        British Sky Broadcasting Group plc (NYSE: BSYBF)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
                                                                  D (see explanatory
  Ordinary Shares, nominal value 50p                              notes (1) and
   per share                             211,874,279              (3) below)
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                                                                  I (see explanatory
  Ordinary Shares, nominal value 50p                              notes (2) and
   per share                             203,607,595              (3) below)            By BSB Holdings Limited
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

             Table II -- Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Not applicable
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


(1) In September 1999, Vivendi, Canal+ S.A. ("Canal+"), a societe anonyme organized under the laws of the Republic of France and, at such time, 49% owned by Vivendi, and Pathe S.A. ("Pathe"), a societe anonyme organized under the laws of the Republic of France and, at such time, 29% owned by Vivendi, entered into a business combination agreement. The agreement provided for an exchange ratio of 1.5 Vivendi shares for each Pathe share. As a result of the merger, Vivendi acquired ownership of 296,854,733 Issuer Ordinary Shares previously held by Pathe.

(2) From September 1999 through October 2000, in a series of related transactions, Vivendi indirectly acquired, for a combination of cash and shares of Vivendi stock, 100% of the capital stock of BSB Holdings Limited and, as a result, indirect ownership of 203,607,595 Issuer Ordinary Shares held by BSB Holdings Limited.

(3) Through the transactions mentioned in Notes (1) and (2) above, and as a result of certain dispositions thereafter, Vivendi currently holds, directly or indirectly, 415,481,874 Issuer Ordinary Shares representing approximately 22.4% of the currently outstanding Issuer Ordinary Shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                          VIVENDI UNIVERSAL S.A.

                          by /s/ Guillaume Hannezo              April 25, 2001
                             ------------------------------     ---------------
                             Name:  Guillaume Hannezo           Date
                             Title: Chief Financial Officer
                             **Signature of Reporting Person




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